UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40301

Infobird Co., Ltd

(Registrant’s Name)

Room 706, 7/F, Low Block, Grand Millennium Plaza,

181 Queen’s Road Central, Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Infobird,” “we,” “us” and “our” refer to Infobird Co., Ltd and its subsidiaries.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers

On August 28, 2025, Mr. Shaoyang E (“Mr. E”) resigned as an independent director, a member of the audit committee, a member of compensation committee and the chair of the nomination and governance committee of Infobird Co., Ltd. (the “Company”) for personal reasons, immediately effective on August 28, 2025. His resignation was not a result of any disagreement with the Company on any matter.

On August 28, 2025, Mr. Xiangyang Wen (“Mr. Wen”), our Chief Executive Officer, Chairman of the Board of Directors and Director, was appointed the chair of the nomination and governance committee and a member of the compensation committee of the Company.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INFOBIRD CO., LTD

Date:	September 2, 2025	By:	/s/ Yiting Song
Yiting Song, Chief Financial Officer